ICON reports 10% increase in net revenues and EPS of 45 cents. (NASDAQ:ICLR)

Highlights – First Quarter Fiscal 2006

*	First Quarter net revenues increased 10% over the first quarter of fiscal 2005 to $85.9 million.

*	Income from operations decreased by 12% over the first quarter of fiscal 2005 to $8.4 million and increased by 14% over the previous quarter.

*	Diluted earnings per share decreased by 13% for the first quarter to 45 cents compared to 52 cents for the same quarter last year and increased by 7% over the previous quarter.

*	$122 million of net new business awarded to ICON during the quarter.

Dublin, Ireland, September 27, 2005 – ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has over 2,800 employees providing services to the pharmaceutical, biotech and medical device industries from 37 locations in 23 countries worldwide, today reported the financial results for its first quarter ended August 31, 2005.

Net revenues for the quarter were $85.9 million, representing a 10% increase over net revenues of $78.3 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth was 9% over the same quarter last year.

Income from operations was $8.4 million, which represents a decrease of 12% from the $9.5 million reported for the first quarter last year and represents a 14% increase over the $7.4 million reported for the previous quarter. Operating margin for the quarter was 9.7%, compared with 12.1% for the equivalent period last year and 8.6% last quarter. Net income for the quarter was $6.4 million or 45 cents per share, on a diluted basis, compared with $7.3 million or 52 cents per share for the first quarter last year and $5.9 million or 42 cents per share last quarter.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 70 days at August 31, 2005, an increase from the 63 days reported at May 31, 2005.

For the quarter ending August 31, 2005, cash flows from operating activities were $2.8 million, capital expenditure was $3.2 million and $3.4 million was paid related to prior year acquisitions. As a result, the company’s net cash, short-term debt and short-term investments were $75.4 million at August 31, 2005, compared to $78.4 million at May 31, 2005.

“We are very pleased with our performance in the first quarter,” commented Chairman Dr. John Climax. “Operating margin again improved and we achieved another strong quarter of business wins, which has further strengthened our backlog. With a continued strong business flow we expect to maintain this momentum through the rest of the year”.

The company will hold its first quarter conference call today, September 27, 2005 at 08:00 EST [13:00 Ireland & UK / 14:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “shareholders services”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or

Sean Leech CFO + 353 –1-291-2000

Both at ICON.

http://www.iconclinical.com

ICON plc

Consolidated Income Statements
(Unaudited)

Three months ended August 31, 2005 and 2004
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	Aug 31,	Aug 31,
	2005	2004

Gross Revenue	$115,352	$117,195

Subcontractor costs	29,431	38,856

Net Revenue	85,921	78,339

Costs and expenses
Direct costs	47,310	42,453
Selling, general and administrative	26,809	23,339
Depreciation	3,434	3,062

Total costs and expenses	77,553	68,854

Income from operations	8,368	9,485

Interest income (net)	415	164

Income before provision of income taxes	8,783	9,649

Provision for income taxes	2,459	2,322
Minority Interest	(59)	22

Net income	6,383	7,305

Net income per ordinary share
Basic	$0.46	$0.53

Diluted	$0.45	$0.52

Weighted average number of ordinary shares
Basic	13,919,606	13,837,986

Diluted	14,150,212	14,105,288

ICON plc

Summary Balance Sheet Data

August 31, 2005 and May 31, 2005
(Dollars, in thousands)

	August 31,	May 31,
	2005	2005
	(unaudited)	(audited)
Cash and short-term investments	75,351	78,375
Short-term debt	-	-
Net cash	75,351	78,375

Accounts receivable	68,224	80,486
Unbilled revenue	71,584	56,762
Payments on account	(51,707)	(52,583)
Total	88,101	84,665

Working Capital	132,020	125,288

Total assets	346,600	347,553

Shareholder's equity	238,761	233,066

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Sean Leech CFO + 353 1 291 2000
	both at ICON.

	http://www.iconclinical.com